FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

27 May 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC (Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-(b)82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 27 May 2004	By:	Steven John Webb Steven John Webb Group Company Secretary and General Counsel

Premier Farnell plc	27th May 2004

Results for the first quarter to 2nd May 2004 for the financial year ending on 30th January 2005.

Key Financials

	1st Qtr 2004/5 £m	1st Qtr 2003/4 £m (restated)**	1st Qtr 2004/5 $m (£1= $1.82)	1st Qtr 2003/4 $m (restated)** (£1=$1.58)

Sales	200.3	201.8	364.5	318.8

Operating profit	19.0	16.4	34.6	25.9
Adjusted operating profit*	19.7	19.5	35.9	30.8

Profit before taxation	15.6	12.5	28.4	19.7
Profit before taxation and goodwill amortisation	16.3	13.2	29.7	20.8

Earnings per share	2.5p	1.9p	$0.04	$0.030
Adjusted earnings per share*	2.7p	2.5p	$0.04	$0.040

*	before goodwill amortisation and one-off rebranding costs in 2003/4
**	restated to reflect the adoption of UITF 38, Accounting for ESOP Trusts, which had the impact of increasing operating profit and profit before taxation for the first quarter of 2003/4 by £0.1 million

Highlights
•	Group sales per day up 6% year-on-year***
•	Marketing and Distribution Division (MDD) Americas sales per day up 12% year-on-year, assisted by a strong market***
•	Farnell InOne continued growth ahead of market rates in the UK and mainland Europe
•	Adjusted operating profit increased by £0.2 million despite adverse currency translation impact of £1.8 million
•	Adjusted earnings per share up 8% to 2.7p

“Performance in the first quarter has been encouraging as revenues in MDD Americas rose 12% as sales momentum built through the period.

“We are pleased with our market share gains in mainland Europe where we have achieved good growth, particularly in France and Germany, in markets that have shown greater stability. In the UK, our electronic component distribution business, comprising Farnell InOne and CPC, recorded steady growth for the seventh consecutive quarter. BuckHickman InOne sales increased over those of the fourth quarter last year, but showed a year-on-year decline against a very strong performance in the first quarter of last year. Our Asian businesses once again performed well achieving sales growth of 34% year-on-year.

“We look forward to extracting the benefits of our investments as sales improve.”

John Hirst, Group Chief Executive
***	Comparison of sales for specific periods is affected by three variables:
1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling
2.	Differences in the number of working days
3.	Disposal or acquisition of businesses

In order to reflect underlying business performance, percentage changes in sales per day are shown for continuing businesses at constant exchange rates throughout this statement.

For further information, contact:

John Hirst, Group CEO Andrew Fisher, Group Finance Director James Garthwaite, Group Director, Communications	Premier Farnell plc	+44	(0) 20 7851 4100

Richard Mountain	Financial Dynamics (UK)	+44	(0) 20 7269 7291

Andrew Saunders	Taylor Rafferty (NA)	+ 1	212 889 4350

The Company’s announcements are published on the Internet at www.premierfarnell.com, together with business information, the 2004 Annual Report and Accounts and links to all other Group websites.

Group interim results are expected to be published in the week beginning 6th September 2004.

Conference calls with John Hirst and Andrew Fisher for investors and analysts will take place at 4 pm UK time on 27th May 2004. To obtain dial-in details please call Richard Mountain (UK or mainland Europe) at Financial Dynamics or Andrew Saunders (US) at Taylor Rafferty at the above numbers.

Premier Farnell plc

CHAIRMAN’S STATEMENT ON FIRST QUARTER RESULTS FOR THE 13 WEEKS ENDED 2nd MAY 2004

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the first quarter ended 2nd May, 2004.

NOTE: comparison of sales for specific periods is affected by three variables:
1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.
In order to reflect underlying business performance, percentage changes in sales per day are shown for continuing businesses at constant exchange rates throughout this statement.

Financial Results

•	Group Sales
Group sales for the first quarter were £200.3 million (2003/4: £201.8 million). Sales per day in the first quarter were up 5.9% compared to the same period last year for continuing businesses at constant exchange rates. This increase reflects strong growth in the Marketing and Distribution Division (MDD) Americas, where sales per day increased 12.2%.

•	Margins, Operating Profit and Foreign Exchange Effects
The gross margin for the Group remained stable at 40.1% (2003/4: 40.1%). Group operating profit in the first quarter was £19.7 million before £0.7 million of goodwill amortisation (2003/4: £19.5 million before £2.4 million one-off costs of rebranding and £0.7 million of goodwill amortisation).

The operating margin was 9.5% (2003/4: 8.1%) and the operating margin, before goodwill amortisation, was 9.8% (2003/4: 9.7% before goodwill amortisation and rebranding costs).

Weakness of the US dollar and euro against sterling in the quarter resulted in an adverse currency translation impact on sales of £14.4 million. The effect of the weak dollar and euro against sterling resulted in a negative impact on operating profit of £1.8 million and on profit before tax of £1.4 million in the quarter.

Net interest payable in the quarter was £3.4 million (2003/4: £3.9 million) and was covered 5.8 times by profit before interest and goodwill amortisation.

•	Profit Before Tax
Profit before tax was £15.6 million (2003/4: £12.5 million), and profit before taxation and goodwill amortisation was £16.3 million (2003/4: £13.2 million after charging £2.4 million one-off costs of rebranding).

•	Earnings per Share
Earnings per share were up 31.6% to 2.5p (2003/4: 1.9p). Adjusted earnings per share, before amortisation of goodwill and one-off rebranding costs in 2003/4, were 2.7p, up from 2.5p in the first quarter last year.

•	Balance Sheet and Cash Flow
The Group generated a net cash inflow of £2.8 million in the first quarter and net debt at the end of the period was £208.6 million. Operating cash flow was reduced to 58% of operating profit before goodwill amortisation as a result of a working capital increase of £12.3 million required to fund strong sales growth.

Operations

Marketing and Distribution Division (MDD) The Marketing and Distribution Division comprises Newark InOne, Farnell InOne, BuckHickman InOne, MCM, an InOne Company and CPC.

	1st Qtr 2004/5 £m	1st Qtr 2003/4 £m

Sales	176.7	176.5

Operating profit	18.3	14.7
Adjusted operating profit *	19.0	17.8

Return on sales %	10.4%	8.3%
Adjusted return on sales %*	10.8%	10.1%

*	before goodwill amortisation and one-off rebranding costs in 2003/4

Divisional sales increased 6.4% in the first quarter year-on-year (at constant exchange rates), and were up 7.4% against the fourth quarter last year. Adjusted operating profit was £19.0 million (2003/4: £17.8 million) reflecting the impact of increased sales and operating efficiencies. This was partially offset by the impact of exchange rates on translation of the division’s overseas earnings.

During the quarter, further progress was made in the development of a single technology platform as the implementation of a new publishing system was completed across the division.

•	The Americas

	1st Qtr 2004/5 £m	1st Qtr 2003/4 £m

Sales	75.6	77.3

Operating profit	7.3	6.4
Adjusted operating profit*	7.3	7.6

Return on sales %	9.7%	8.3%
Adjusted return on sales % *	9.7%	9.8%

*	before one-off rebranding costs in 2003/4

In the Americas, sales per day in the first quarter were 12.2% above the first quarter last year (at constant exchange rates) and were up 10.4% compared with the fourth quarter last year. Sales growth at Newark InOne has been underpinned by a strong market and a steady increase in active customers over the period.

The weak dollar had an adverse impact on reported sales of £11.2 million and on operating profit of £1.1 million. The adjusted return on sales of 9.7% (2003/4: 9.8%) reflects a full quarter’s impact of the depreciation cost associated with the Customer Relationship Management (CRM) systems that were deployed in North America in March 2003.

eCommerce sales continued to grow well, in particular in eProcurement where sales were up 119% year-on-year. A further eight new partnerships went live in the quarter, bringing the total of active partnerships to 137. Newark InOne extended its eProcurement relationship with Honeywell to cover Honeywell’s entire manufacturing and support division in North America until 2007. Sales to the Federal Government also progressed well, with a shift towards electronic procurement becoming discernable.

Last year’s expansion of Newark InOne’s product portfolio for electronic design engineers was followed in March by the expansion of the dedicated technical support team to build the division’s presence within this market segment.

In Brazil and Mexico, sales continued to grow rapidly.

•	Europe and Asia Pacific

	1st Qtr 2004/5 £m	1st Qtr 2003/4 £m

Sales	101.1	99.2

Operating profit	11.0	8.3
Adjusted operating profit *	11.7	10.2

Return on sales %	10.9%	8.4%
Adjusted return on sales %*	11.6%	10.3%

*	before goodwill amortisation and one-off rebranding costs in 2003/4

Sales in Europe and Asia Pacific in the first quarter were up 2.2% (at constant exchange rates) compared to the same period last year and 5.2% ahead of the fourth quarter last year. Tight control of costs enabled the division to increase adjusted return on sales to 11.6% (2003/4: 10.3%).

In the UK, sales declined by 1.4% in the first quarter, compared to the same period last year. This reflected a decline in sales at BuckHickman InOne compared to the first quarter of 2003/4 which had benefited particularly from exceptionally high demand from one of its large corporate customers. BuckHickman InOne’s sales were up 1.8% on the fourth quarter last year and normal service levels have been restored following the deterioration which resulted from the rapid expansion of the business in 2003/4.

Excluding BuckHickman InOne, the UK electronic component distribution businesses showed sales growth of 4.0% over the prior year, the seventh consecutive quarter of year-on-year growth in a market which has only shown modest improvement in the last six months.

Whilst still patchy, markets in mainland Europe show signs of stabilizing after a protracted period of weakness. Sales in the first quarter were up 7.5% over the same period last year and 8.2% above the fourth quarter last year, helped by particularly strong performances in France and Germany.

In Asia, sales increased by 33.6% year-on-year and the business made good progress in building sales and relationships with major accounts. In Australia, sales in the first quarter were flat in subdued market conditions.

eCommerce continued to perform well in the period, with sales up 66% on the prior year at Farnell InOne. During the quarter, Farnell InOne’s back-office system, Orbit, was successfully implemented through BuckHickman InOne’s branch network.

Industrial Products Division

	1st Qtr 2004/5 £m	1st Qtr 2003/4 £m

Sales	23.6	25.3

Operating profit	3.0	3.6

Return on sales %	12.7%	14.2%

The Industrial Products Division achieved a steady performance with sales in the first quarter of £23.6 million, up 2.7% on last year (at constant exchange rates). The impact of exchange rates reduced reported sales by £2.3 million and operating profit by £0.4 million.

Akron Brass grew sales per day 11.3% over the prior year, helped by the acquisition of GFE Manufacturing in February. The integration of this acquisition is complete and sales from the combined product portfolio are ahead of plan.

After a slow start to the year, TPC Wire & Cable is now making good progress in diversifying into new industrial markets.

Sales at Kent, the automotive consumables distributor, were flat in a weak market.

Outlook

MDD America continues to grow well on the back of a strong market in North America. The outlook in North America remains favourable, though the sustainability of current rates of market growth may be tested particularly towards the end of the year by broader economic conditions and the Presidential election.

In the UK and mainland Europe, markets show increased stability and the Group’s electronic component distribution business continues to achieve share gains.

The investments that the Group has made over the last three years are delivering demonstrable benefits both in efficiency and in the development of closer relationships with customers. Our focus remains on extracting the benefits as our major markets improve.

Sir Malcolm Bates Chairman 27th May 2004

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers’ acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

Consolidated Profit and Loss Account

For the 13 weeks ended 2nd May 2004

	Notes	2004/5 First quarter unaudited £m	2003/4 First quarter unaudited (restated) £m	2003/4 Full year audited (restated) £m	2004/5 First quarter unaudited $m	2003/4 First quarter unaudited (restated) $m	2003/4 Full year audited (restated) $m

Turnover	1	200.3	201.8	764.6	364.5	318.8	1,269.2

Operating profit

- before rebranding costs and amortisation of goodwill		19.7	19.5	74.0	35.9	30.8	122.8
- rebranding costs		-	(2.4)	(2.4)	-	(3.8)	(4.0)
- amortisation of goodwill		(0.7)	(0.7)	(2.6)	(1.3)	(1.1)	(4.3)

Total operating profit	1	19.0	16.4	69.0	34.6	25.9	114.5
Profit on disposal of business		-	-	0.1	-	-	0.2
Net interest payable		(3.4)	(3.9)	(14.3)	(6.2)	(6.2)	(23.7)

Profit before taxation		15.6	12.5	54.8	28.4	19.7	91.0
Taxation	3	(4.9)	(4.0)	(15.6)	(8.9)	(6.3)	(25.9)

Profit after taxation		10.7	8.5	39.2	19.5	13.4	65.1
Preference dividends (non-equity)		(1.7)	(1.7)	(6.6)	(3.1)	(2.7)	(11.0)

Profit attributable to ordinary shareholders		9.0	6.8	32.6	16.4	10.7	54.1
Ordinary dividends (equity)		-	-	(32.6)	-	-	(54.1)

Retained profit		9.0	6.8	-	16.4	10.7	-

Earnings per share	4
Basic		2.5p	1.9p	9.0p	$0.046	$0.030	$0.149
Diluted		2.5p	1.9p	9.0p	$0.046	$0.030	$0.149

Earnings per share before rebranding costs,
amortisation of goodwill and disposals	4
Basic		2.7p	2.5p	10.2p	$0.049	$0.040	$0.169
Diluted		2.7p	2.5p	10.1p	$0.049	$0.040	$0.168

The translation of sterling into US dollars has been presented for convenience purposes only using the average exchange rate for the 13 weeks of 1.82 (2003/4: first quarter 1.58 and full year 1.66).

Statement of Total Recognised Gains and Losses

For the 13 weeks ended 2nd May 2004

	2004/5 First quarter unaudited £m	2003/4 First quarter unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit after taxation	10.7	8.5	39.2
Currency translation adjustments (net of associated tax credit/charge)	(1.4)	5.2	9.8

Total recognised gains for the period	9.3	13.7	49.0

Consolidated Balance Sheet

As at 2nd May 2004

	Notes	2nd May 2004 unaudited £m	4th May 2003 unaudited (restated) £m	1st February 2004 audited £m	2nd May 2004 unaudited $m	4th May 2003 unaudited (restated) $m	1st February 2004 audited $m

Fixed Assets
Intangible assets		46.9	47.8	45.9	83.0	76.5	83.5
Tangible assets		106.4	113.4	107.2	188.3	181.4	195.1

		153.3	161.2	153.1	271.3	257.9	278.6

Current Assets
Stocks		163.7	160.3	151.0	289.8	256.5	274.8
Debtors - due within one year		139.8	130.6	128.5	247.5	208.9	233.9
Debtors - due after more than one year		83.0	85.7	79.6	146.9	137.1	144.9
Cash at bank and in hand		33.4	30.1	31.7	59.1	48.2	57.7

		419.9	406.7	390.8	743.3	650.7	711.3

Creditors - due within one year
Loans and overdrafts		(5.2)	(97.4)	(2.9)	(9.2)	(155.8)	(5.3)
Other		(168.3)	(172.0)	(156.1)	(297.9)	(275.2)	(284.1)

		(173.5)	(269.4)	(159.0)	(307.1)	(431.0)	(289.4)

Net current assets		246.4	137.3	231.8	436.2	219.7	421.9

Total assets less current liabilities		399.7	298.5	384.9	707.5	477.6	700.5
Creditors - due after more than one year
Loans		(236.8)	(141.1)	(230.7)	(419.1)	(225.8)	(419.9)

Provisions for liabilities and charges	5	(43.2)	(44.4)	(42.1)	(76.5)	(71.0)	(76.6)

Net assets		119.7	113.0	112.1	211.9	180.8	204.0

Equity shareholders’ funds		(2.6)	(11.0)	(9.7)	(4.6)	(17.6)	(17.7)
Non-equity shareholders’ funds		122.3	124.0	121.8	216.5	198.4	221.7

Total shareholders’ funds		119.7	113.0	112.1	211.9	180.8	204.0

The translation of sterling into US dollars has been presented for convenience purposes only using the period-end exchange rate of 1.77

(4th May 2003: 1.60, 1st February 2004: 1.82).

Movement in Shareholders’ Funds

For the 13 weeks ended 2nd May 2004

	2004/5 First quarter unaudited £m	2003/4 First quarter unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit after taxation	10.7	8.5	39.2
Dividends
preference	(1.7)	(1.7)	(6.6)
ordinary	-	-	(32.6)

	9.0	6.8	-
New share capital subscribed	-	-	0.9
Purchase of own preference shares	-	(2.3)	(2.3)
Goodwill reinstated on disposal of business	-	-	0.4
Currency translation adjustments (net of
associated tax credit/charge)	(1.4)	5.2	9.8

Net change in shareholders’ funds	7.6	9.7	8.8
Opening shareholders’ funds (2003/4: previously
£103.5m, restated for prior year adjustment of
£0.2m to £103.3m)	112.1	103.3	103.3

Closing shareholders’ funds	119.7	113.0	112.1

Summarised Consolidated Statement of Cash Flows

For the 13 weeks ended 2nd May 2004

	Notes	2004/5 First quarter unaudited £m	2003/4 First quarter unaudited (restated) £m	2003/4 Full year audited (restated) £m	2004/5 First quarter unaudited $m	2003/4 First quarter unaudited (restated) $m	2003/4 Full year audited (restated) $m

Operating profit		19.0	16.4	69.0	34.6	25.9	114.5
Depreciation and non-cash items		4.8	3.7	15.9	8.7	5.8	26.4
Working capital		(12.3)	(5.8)	(14.9)	(22.4)	(9.1)	(24.7)

Net cash inflow from operating
activities		11.5	14.3	70.0	20.9	22.6	116.2

Net interest payable		(0.1)	(0.4)	(14.0)	(0.2)	(0.6)	(23.2)
Preference dividends		-	-	(6.6)	-	-	(11.0)
Taxation paid		(2.2)	(4.2)	(14.5)	(4.0)	(6.7)	(24.1)
Purchase of tangible fixed assets		(3.9)	(4.6)	(20.4)	(7.1)	(7.3)	(33.9)
Sale of tangible fixed assets		0.1	1.1	2.6	0.2	1.7	4.3
Purchase of business (net of costs)	2	(2.6)	-	-	(4.7)	-	-
Disposal of business (net of costs)		-	-	0.5	-	-	0.8
Ordinary dividends paid		-	-	(32.6)	-	-	(54.1)

Cash inflow/(outflow) before use of
liquid resources and financing		2.8	6.2	(15.0)	5.1	9.7	(25.0)

Issue of ordinary shares		-	-	0.9	-	-	1.5
Purchase of own preference shares		-	(2.3)	(2.3)	-	(3.6)	(3.8)
New bank loans		-	42.7	206.6	-	67.5	343.0
Repayment of bank loans		-	(44.0)	(188.7)	-	(69.5)	(313.2)

Increase in cash		2.8	2.6	1.5	5.1	4.1	2.5

Reconciliation of net debt
Net debt at beginning of period		(201.9)	(209.2)	(209.2)
Increase in cash		2.8	2.6	1.5
Decrease/(increase) in debt		-	1.3	(17.9)
Exchange movement		(9.5)	(3.1)	23.7

Net debt at end of period		(208.6)	(208.4)	(201.9)

The translation of sterling into US dollars has been presented for convenience purposes only using the average exchange rate for the 13 weeks of 1.82 (2003/4: first quarter 1.58 and full year 1.66).

Notes

1	Segment information

	2004/5 First quarter unaudited £m	2003/4 First quarter unaudited (restated) £m	2003/4 Full year audited (restated) £m	2004/5 First quarter unaudited $m	2003/4 First quarter unaudited (restated) $m	2003/4 Full year audited (restated) $m

Turnover
Marketing and Distribution Division
Americas	75.6	77.3	286.1	137.5	122.1	474.9
Europe and Asia Pacific	101.1	99.2	382.1	184.0	156.7	634.3

	176.7	176.5	668.2	321.5	278.8	1,109.2
Industrial Products Division	23.6	25.3	96.4	43.0	40.0	160.0

	200.3	201.8	764.6	364.5	318.8	1,269.2

Operating profit

Marketing and Distribution Division Americas

- before rebranding costs	7.3	7.6	27.0	13.3	12.1	44.8
- rebranding costs	-	(1.2)	(1.2)	-	(1.9)	(2.0)

	7.3	6.4	25.8	13.3	10.2	42.8
Europe and Asia Pacific

- before rebranding costs and amortisation of goodwill	11.7	10.2	40.6	21.3	16.1	67.4
- rebranding costs	-	(1.2)	(1.2)	-	(1.9)	(2.0)
- amortisation of goodwill	(0.7)	(0.7)	(2.6)	(1.3)	(1.1)	(4.3)

	11.0	8.3	36.8	20.0	13.1	61.1

Total Marketing and Distribution Division	18.3	14.7	62.6	33.3	23.3	103.9
Industrial Products Division	3.0	3.6	13.7	5.5	5.7	22.7
Head Office costs	(2.3)	(1.9)	(7.3)	(4.2)	(3.1)	(12.1)

	19.0	16.4	69.0	34.6	25.9	114.5

2	Acquisition

On 6th February 2004, the Group acquired the business and assets of GFE Manufacturing, a US company involved in the manufacture of lighting rigs for the fire-fighting industry, for a cash consideration, including costs, of £2.6 million. The fair value of net assets acquired was £1.0 million, with the resulting goodwill of £1.6 million being amortised over a period of 20 years.

GFE Manufacturing contributed £0.7 million of sales and £0.1 million of operating profit to the Industrial Products Division in the first quarter.

3	Taxation

The taxation charge includes provision at an effective rate for the period, excluding goodwill amortisation, of 30.2% (2003/4: 30.7%), being the estimated effective rate of taxation for the year ending 30th January 2005.

4	Earnings per share

Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company s ordinary shares during the period.

Reconciliations of earnings and the weighted average number of shares used in the calculations are set out below.

	2004/5 First quarter unaudited £m	2003/4 First quarter unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit attributable to ordinary shareholders	9.0	6.8	32.6
Rebranding costs	-	2.4	2.4
Profit on disposal of business	-	-	(0.1)
Tax attributable to rebranding	-	(0.7)	(0.7)
Amortisation of goodwill	0.7	0.7	2.6

Profit attributable to ordinary shareholders
before rebranding costs, amortisation of goodwill and disposals	9.7	9.2	36.8

	Number	Number	Number

Weighted average number of shares	362,644,230	362,134,230	362,329,619
Dilutive effect of share options	1,452,853	198,262	1,025,010

Diluted weighted average number of shares	364,097,083	362,332,492	363,354,629

Earnings per share before rebranding costs, amortisation of goodwill and profit on disposal of business have been disclosed in order to facilitate comparison.

5	Provisions for liabilities and charges

Provisions for liabilities and charges comprise deferred taxation of £36.8 million (4th May 2003: £37.5 million, 1st February 2004: £35.9 million), provision for overseas post-retirement obligations of £4.9 million (4th May 2003: £5.4 million, 1st February 2004: £4.7 million) and provision for dilapidation costs on leased properties of £1.5 million (4th May 2003: £1.5 million, 1st February 2004: £1.5 million).

6	Basis of preparation

The unaudited consolidated financial information for the 13 weeks ended 2nd May 2004 has been prepared applying the accounting policies disclosed in the Group’s 2004 Annual Report and Accounts with the exception of the accounting policy for investments in own shares. UITF 38, Accounting for ESOP Trusts, has been adopted with effect from 2nd February 2004. UITF 38 requires that investments in own shares made in order to meet anticipated obligations under performance share plans should be accounted for as a deduction from shareholders  funds. Prior to 2nd February 2004, the Group’s accounting policy was to classify such investments as fixed assets and to amortise the cost over the performance period of the plan to which they relate.

The adoption of UITF 38 has been accounted for by way of a prior period adjustment, increasing operating profit for the 2003/4 first quarter by £0.1 million and for the 2003/4 full year by £0.2 million, reflecting the reversal of the amortisation charge on the investment in own shares.

The Group’s 2004 Annual Report and Accounts have been delivered to the Registrar of Companies and contain an unqualified audit report.

The principal average exchange rates used to translate the Group’s overseas profits were as follows:

	2004/5 First quarter	2003/4 First quarter	2003/4 Full year

US dollar	1.82	1.58	1.66
Euro	1.49	1.45	1.44
Australian dollar	2.42	2.58	2.46